

Mail Stop 4561

March 30, 2018

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
182 North Union Avenue
Farmington, UT 84025

Re: **Pluralsight, Inc.**
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 9, 2018
CIK No. 0001725579

Dear Mr. Skonnard:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2018 letter.

Prospectus Summary

Overview, page 1

1. You estimate that your current total addressable market exceeds $24 billion "[b]ased in part" on information from Evans Data Corporation that there were over 102 million members of technical teams globally. In your response letter, please explain how you calculated your estimated current total addressable market, and tell us what other bases, if any, were used in formulating it. In addition, advise of any material assumptions used in calculating this estimate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2016 and December 31, 2017

Operating Expenses, page 91

2.   We note both Sales and Marketing and General and Administrative operating expenses trended up as an increasing percentage of revenues between fiscal years 2016 to 2017. We also note disclosures on page 26 that you may need to increase investment in Sales and Marketing to appropriately sustain your business. If these increases indicate trends that you reasonably expect will have a material impact on future income from continuing operations, please revise to describe further those trends and related impact. See Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 96

3.   As disclosed on page 72, you consider free cash flow to be an important measure of the cash you generate. In view of your negative free cash flow for fiscal years 2016 and 2017, please revise to clarify that in fact you have had increasingly negative free cash flow and not cash generation over those periods. Further, within your Liquidity section here, please discuss the reasonably likely impact on your liquidity of this trend. And, if applicable, revise to discuss future cash requirements from known trends or uncertainties, and timing on when the uncertainties will be resolved.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Adviser
                                        Office of Information
                                        Technologies and Services

cc: Robert G. Day, Allison B. Spinner and Rezwan D. Pavri
        Wilson Sonsini Goodrich & Rosati, P.C.